January 23, 2024

U.S. Securities and Exchange Commission Division of Corporation Finance

Office of Trade and Services

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Duluth Holdings, Inc.

Form 10-K for Fiscal Year Ended January 29, 2023

Item 2.02 Form 8-K filed November 30, 2023

File No. 001-37641

Ladies and Gentlemen:

On behalf of Duluth Holdings, Inc., we are providing the following response to the comment set forth in the comment letter from the Staff of the Securities and Exchange Commission (the “Staff”) to Michael Murphy, dated January 17, 2024. For your convenience, we have recited the comment from the staff in bold type and have followed it with the Company’s response thereto.

Item 2.02 Form 8-K filed November 30, 2023

Exhibit 99.1

Summary of the Third Quarter Ended October 29, 2023, page 1

1.

In your press release, you disclose the Non-GAAP measures, Adjusted EBITDA and Free Cash Flow. Please disclose the most comparable GAAP measures, Net Loss and Net Cash Used in Operating Activities, with equal or greater prominence. Refer to the guidance in Item 10(e)(1)(i)(A) of Regulation S-K, Regulation G, and Question 102.10(a) of our Compliance and Disclosure Interpretation on Non-GAAP Financial Measures.

Response

We respectfully acknowledge the Staff’s comment and we advise that in future filings or press releases that contain non-GAAP measures, including current reports on Form 8-K filed with or furnished to the Commission, we will include the most comparable GAAP measures with equal or greater prominence.

Please do not hesitate to call me at (608) 286-2371 with any questions or further comments you may have regarding this filing or if you wish to discuss the above response.

Sincerely,

/s/ Michael Murphy
Michael Murphy
Vice President, Chief Accounting Officer and Interim Chief Financial Officer

201 EAST FRONT ST. MT. HOREB WI 53572. 608-424-1544. DULUTHTRADING.COM